αβ	UBS AG Postfach CH-8098 Zürich Tel. +41-44-234 11 11 Group Tax & Accounting Policy Todd Tuckner Stockerstrasse 64 Tel. +41-44-234 8280 Fax +41-44-234 7361 todd.tuckner@ubs.com www.ubs.com
Ms. Kathryn McHale
Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
March 28, 2011
UBS AG
Form 20-F for the fiscal year ended December 31, 2009
Form 6-K furnished May 4, 2010
Form 6-K furnished July 27, 2010
File Number 001-15060
Dear Ms. McHale:
On October 8, 2010, we submitted our responses to your comment letter dated September 9, 2010 (the “Comment Letter”) relating to UBS AG’s (a) annual report on Form 20-F for the year ended December 31, 2009, (b) first quarter 2010 report on Form 6-K, and (c) second quarter 2010 report on Form 6-K.
On March 15, 2011, we filed our Annual Report 2010 on Form 20-F, which included the disclosures we committed to in our response letter. Here, we take the opportunity to provide you with the table we shared with UBS’s Audit Committee of the Board of Directors earlier this month during the Annual Report governance meetings. We thought this might assist you in your follow-up review.
Specifically, the enclosed table includes references to the comments made in your Comment Letter, our disclosure commitments, the specific page / table reference of the disclosures included in our Annual Report 2010 and additional information where applicable. Comments No. 1, 4, 9, 11 and 14 of the Comment Letter did not include requests for enhanced disclosures and are therefore excluded from the table. We note that there were follow-up discussions with your colleagues in connection with comments 9 and 14.
Please contact me if you have any questions or comments.
Very truly yours,
UBS AG
Todd Tuckner
Head, Group Tax and Accounting Policy

SEC		UBS’s commitment regarding enhanced	Page in the
comment	SEC comment on	disclosures in the	Annual Report
No.	Annual Report 2009	Annual Report 2010	2010	Background
2	Risk and treasury management Composition of credit risk — UBS Group, page 119	We agree to more clearly define how our gross credit exposure was determined. We agree to more clearly define the linkage between the various credit exposure tables.	page 123 page 126 page 127 page 129	Page 123, table credit exposure by business division: added footnote 2, to explain that reclassified & acquired securities are excluded from the credit exposure table, and also added footnote 4 to tie back to IB IFRS gross banking products exposure as per page 129 table ‘Allowances and provisions for credit losses’ (page 123 table does not include reclassified and acquired securities and also deducts internal risk adjustments).

Page 126 (table Investment Bank: banking products and OTC derivatives exposure: changed footnotes 1) and 2) to help tie the numbers back to page 123 table (money market & nostro account explain the difference).

Page 129 (table Allowances and provisions for credit losses): table content has been simplified and clarified (the numbers on the 2nd column ‘IFRS exposure, gross’ include reclassified assets and acquired securities) to ease reconciliation of IFRS accounting view to risk view. ‘IFRS exposure, gross’ can be reconciled to UBS IFRS balance-sheet once allowances for credit losses (shown on the 6th column) are deducted (applies to ‘balances with central banks’, ‘due from banks’ and ‘loans’).

Moreover, on page 127 we enhanced our industry & geographic breakdowns to show net OTC derivatives exposures.
3	Composition of credit risk — business divisions, page 120 Investment Bank, page 122	We agree to more clearly define the linkage between the various credit exposure tables.	see above	see above
5	Notes to the consolidated financial statements Note 1(a)(11) — Allowance and provision for credit losses, page 267	We agree to provide more comprehensive disclosure on our process for collectively measuring impairment.	page 278	Section “Financial information”, Note 1a) item 11: qualitative description has been expanded, and statement that collective impairments are not material has been included.
6	Note 1(a)(14) — Repurchase and reverse repurchase transactions, page 269	We will eliminate“generally” to make clear that we do not derecognise securities in the course of a repo transaction.	page 279	Section “Financial information”, Note 1a) item 14
7	Trading portfolio, page 294	We will present carrying amounts for debt instruments held for trading and available-for-sale by product type.	page 305 and 307	Section “Financial information”, Note 11 and Note 13: new tables presenting amounts by product types have been included
8	Note 13 — Financial Investment available-for-sale, page 296	We will present unrealised losses of instruments available-for-sale separately from unrealised gains and provide narratives, including losses by duration.	page 307	Section “Financial information”, Note 13: the table now presents the losses and gains separately. In addition, a footnote has been included where we provide information on duration.
10	Note 27 — Fair value of financial instruments, page 318	We will provide a description on valuation methods by product type according to split promised under comment 7.	pages 337 and 338	Section “Financial information”, Note 27c: detailed description on methods for all major product types incl. those disclosed in Note 11/13
12	Note 29(b) — Measurement categories of financial assets and financial liabilities — Reclassification of financial assets, page 332	We will include in the footnotes of Note 9a the amount of the allowances for credit losses related to reclassified securities.

We will include in the footnotes of MD&A ARS inventory table the amount of the allowances for credit losses related to reclassified securities.	page 302 (table Due from banks and loans, footnote 1); page 145 (table Student loan ARS inventory, footnote 1)	Section “Financial information”, Note 9a: The relevant information has been put in footnote 1 to table Note 9a Due from banks & loans such that the amounts are agreeable to the ones disclosed in Note 29b.

Refer to MD&A, risk management, ARS inventory table: footnote has been included/expanded
13	Loans granted to members of the BoD on 31 December 2008/2009, page 392 Loans granted to members of the GEB on 31 December 2008/2009, page 392	We will include the required statement as long as Instruction 2 to Item 7.B is applicable:

		“the loans in question (A) were made in the ordinary course of business, (B) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and (C) did not involve more than the normal risk of collectability or present other unfavorable features”.	page 241 (text under “Loans”)	Section “Compensation, 2010 compensation for the Group Executive Board and the Board of Directors”: the following statement has been included: “BoD and GEB members are granted loans, fixed advances and mortgages. Such loans were made in the ordinary course of business, on substantially the same terms as those granted to other employees, including interest rates and collateral, and did not involve more than the normal risk of collectability or contain other unfavorable features.”
15	Form 6-K furnished July 27, 2010	If we determine that any of our sovereign exposures are material, we will disclose the necessary information.	page 131 (table Largest five exposures to sovereign of industrialized European countries rated AA and below) and 132 (table emerging markets net exposure by UBS internal country rating category)	Section “Risk and treasury management, Risk management and control”: page 131 table is new, page 132 table geographic region granularity was expanded to show for each region the five largest exposures.